Filed by Viasystems Group, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the “Securities Act”) and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Viasystems Group, Inc.
Securities Act File No.: 005-60237

[Joint Press Release]

For Immediate Release
Contact:
Viasystems Media Contact:
Nicole Schoenberg
(312) 932-2834
nicole.schoenberg@fleishman.com

Merix Investor Contact:
Allen Muhich
(503) 716-3652
allen.muhich@merix.com

Viasystems and Merix Agree to Merge
Creates Global Leader in Printed Circuit Board (PCB) Manufacturing

ST. LOUIS, Mo. and BEAVERTON, Ore. – October 6, 2009 – Viasystems Group, Inc. and Merix Corporation (NASDAQ: MERX) today announced they have entered into a definitive agreement to merge their businesses.

When completed, the merger will result in the largest publicly traded printed circuit board (PCB) manufacturer by revenue in the United States.  Viasystems and Merix have complementary core competencies that will enable the combined organization to provide customers with a complete spectrum of services and technology for both quick-turn prototyping and high volume PCB manufacturing in Asia and North America.

Major Terms of the Agreement
•	Each Merix share will be converted into approximately 0.11 newly issued shares of Viasystems, subject to adjustment, which will be publicly traded on the NASDAQ upon completion of the transaction.

•
Approximately 98 percent of holders of Merix $70 million convertible senior subordinated notes due 2013 have agreed to enter into an exchange agreement whereby their notes will be exchanged for approximately 1.4 million newly issued Viasystems shares plus a total cash payment of approximately $35 million.

•	Following the merger transaction and note exchange, approximately 20 million newly issued Viasystems shares will be outstanding.

•
Existing Viasystems shareholders will own approximately 80.5 percent of the combined company, existing Merix shareholders will own approximately 12.5 percent and Merix convertible note holders will own approximately 7.0 percent.

Based on the results for the twelve months ended June 30, 2009 for Viasystems and
August 29, 2009 for Merix, on a pro forma basis, the combined operation would have had approximately $840 million of revenue. Pro forma adjusted EBITDA for that period would have been approximately $68 million.  Adjusted EBITDA is defined as operating income (loss) adjusted to exclude charges for depreciation, amortization, stock-based compensation, and restructuring and impairment costs.  The companies expect annual cost synergies of approximately $20 million can be achieved through steps initiated within the first 60 days post completion of the transaction.

Following the merger transaction, the combined company will have approximately 13,000 employees and manufacturing capacity exceeding 4.3 million square feet in China and 375,000 square feet in North America.

“Through this merger, we’re creating a world-class leader in PCB and related electro-mechanical solutions with complementary market segments, customers and manufacturing capabilities,” said Viasystems Chief Executive Officer David Sindelar. “The net result will be best-in-class PCB manufacturing on a global basis, combining Viasystems’ high volume and quick-turn capabilities in China with Merix’ quick turn and prototyping capabilities in the US. These assets along with Merix’ Asia factories will substantially increase our business scale and expand our customer base.”

“We believe this is an excellent strategic fit and offers stakeholders tremendous value,” said Merix Chief Executive Officer, Michael Burger. “Viasystems is an ideal partner that accelerates and adds scale to the value proposition that Merix has been building for several years.  This compelling opportunity for value creation makes the combination very attractive to our customers, employees and stakeholders.”

Benefits of the Transaction

•	The merger creates a large and diversified customer base – among the top ten customers of both companies, only three overlap.

•	Merix’ facilities will offer Viasystems’ 125 customers complex PCB production in the U.S., including quick-turn and prototyping capabilities not offered today.

•	Merix’ facilities and capabilities in the U.S. will provide Viasystems the opportunity to access the growing Aerospace and Defense industry.

•
Viasystems provides Merix’ 800 customers with expanded scale of Asian-based high-volume, quick-turn and HDI printed circuit board manufacturing capabilities, as well as new electro-mechanical solutions.

•
The combination will benefit from complementary technologies, a strong combined management team, and a shared focus on reliability and quality, resulting in a stronger company that is more competitive in the marketplace.

“These are two successful, innovative organizations with one mission: To meet the rapidly changing needs of our customers,” added Mr. Sindelar.  “By leveraging the diversified operations and employee skill sets of both organizations, this combined company is well positioned in a recovering industry.  We’re confident in our plan to integrate our businesses and create tremendous value, providing opportunities for employees, customers and shareholders.”

Viasystems Equity Registration
Prior to completing the merger, Viasystems intends to register the shares with the U.S. Securities and Exchange Commission. When the registration becomes effective and the merger is approved by Merix shareholders, the new Viasystems shares are expected to publicly trade on the NASDAQ in place of existing Merix shares.  Significant note and equity holders have agreed to certain lock-up restrictions after trading of the new shares begins. Completion of the transaction is expected by the end of calendar year 2009.

Financing and Capital Structure
The cash consideration will be financed by Viasystems’ existing cash on hand.  Concurrent with the closing of the merger transaction, Wells Wachovia has committed to enter into a new $75 million line of credit with Viasystems.  The combined company will have a strong balance sheet with access to more than $100 million in credit lines, a cash balance of approximately $40 million after the transaction is completed, and $215 million of outstanding debt (a reduction of approximately $80 million).

- more -

Following the close of the transaction, Viasystems’ Board of Directors will consist of 12 total members of which three members will be designated by Merix and nine members will be designated by Viasystems.  The combined company will be led by Viasystems’ current Chief Executive Officer, David Sindelar and headquartered in St. Louis, Missouri.

Goldman, Sachs & Co. is acting as financial advisor to Viasystems for this transaction and Weil, Gotshal & Manges LLP as legal counsel.  Thomas Weisel Partners LLC is acting as financial advisor to Merix with Orrick, Herrington & Sutcliffe as legal counsel.

Investor Call
Viasystems' and Merix’ senior management will host a joint conference call for investors on Wednesday, October 7, 2009 at 7:30 a.m. Central Daylight Time (5:30 a.m. Pacific Daylight Time.)   To participate in the call, domestic and international callers dial (612) 326-1011, conference code 117807.  The call will be simultaneously webcast on Viasystems’ website at www.viasystems.com and Merix’ website at www.merix.com.

About Viasystems Group, Inc.
Viasystems is a worldwide provider of complex multi-layer, rigid printed circuit boards (PCBs) and electro-mechanical solutions. Its PCBs serve as the foundation for almost all electronic equipment, and its related electro-mechanical solutions include systems integration, assembly, final product testing and fulfillment. The company’s 10,000 employees in North America and Asia serve more than 125 customers in the automotive, telecommunications, computer and data communications and industrial and instrumentation/medical/consumer markets. For additional information about Viasystems, please visit the company’s website at www.viasystems.com.

About Merix Corporation
Merix is a leading manufacturer of technologically advanced, multilayer, rigid printed circuit boards for use in sophisticated electronic equipment. Merix provides high performance materials, quick-turn prototype, pre-production and volume production services to its customers. Principal markets served by Merix include communications and networking, computing and peripherals, test, industrial and medical, defense and aerospace and automotive end markets in the electronics industry. Merix has 3,000 employees in North America and Asia serving approximately 800 customers in the telecommunications/networking, automotive, computer and data, industrial/medical and test, and defense and aerospace markets. Additional corporate information is available on the internet at www.merix.com.

- more -

Forward-Looking Statements:
Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the operations of the businesses of Viasystems and Merix separately and as a combined entity; the timing and consummation of the proposed merger transaction; the expected benefits of the integration of the two companies; the combined company’s plans, objectives, expectations and intentions and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Viasystems and Merix regarding future events and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Neither Viasystems nor Merix undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Actual results may differ materially from those expressed or implied. Such differences may result from a variety of factors, including but not limited to:  legal or regulatory proceedings or other matters that affect the timing or ability to complete the transactions as contemplated; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that the businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; the possibility that the merger does not close, including but not limited to, due to the failure to satisfy the closing conditions; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions), developments beyond the companies’ control, including but not limited to, changes in domestic or global economic conditions, competitive conditions and consumer preferences, adverse weather conditions or natural disasters, health concerns, international, political or military developments, and technological developments. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Viasystems, Inc. for the year ended December 31, 2008, which was filed with the Securities and Exchange Commission (“SEC”) on March 30, 2009, under the heading “Item 1A. Risk Factors” and in the Annual Report on Form 10-K of Merix for the year ended May 30, 2009, which was filed with the SEC on July 30, 2009, under the heading “Item 1A. Risk Factors,” and in each company’s other filings made with the SEC available at the SEC’s website, www.sec.gov.

- more -

Important Merger Information and Additional Information:

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Viasystems and Merix will file relevant materials with the SEC. Viasystems will file a Registration Statement on Form S-4 that includes a proxy statement of Merix and which also constitutes a prospectus of Viasystems. Merix will mail the proxy statement/prospectus to its shareholders. Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. The proxy statement/prospectus and other documents that will be filed by Viasystems and Merix with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Merix Corporation, 15725 SW Greystone Court, Suite 200, Beaverton Oregon 97006, Attention: Investor Relations or by directing a request when such a filing is made to Viasystems Group, Inc., 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105, Attention: Investor Relations.

Viasystems, Merix, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Merix is set forth in Merix’ definitive proxy statement, which was filed with the SEC on August 26, 2009. Information about the directors and executive officers of Viasystems is set forth in the Form 10-K of Viasystems, Inc., which was filed with the SEC on March 30, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus Viasystems and Merix will file with the SEC when it becomes available.

U.S. Internal Revenue Service (IRS) Circular 230 Notice: To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the U.S. Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.